EXHIBIT 9.01

Contacts:	LHA	PhotoMedex, Inc.
	Kim Sutton Golodetz	Dennis McGrath, President & CFO
	212-838-3777	215-619-3287
	Kgolodetz@lhai.com	info@photomedex.com
or
Bruce Voss
310-691-7100
Bvoss@lhai.com
@LHA_IR_PR

PhotoMedex Announces Settlement of All Litigation with TRIA

MONTGOMERYVILLE, Pa. (July 3, 2012) – PhotoMedex, Inc. (NasdaqGS and TASE: PHMD) today announced that Radiancy Inc., a PhotoMedex subsidiary, has entered into a settlement agreement resulting in the settlement and dismissal with prejudice of all pending litigation matters between Radiancy and TRIA Beauty, Inc.

Dr. Dolev Rafaeli, CEO of PhotoMedex commented, “We are pleased to put this costly and protracted litigation and its associated legal costs behind us on terms that will not materially impact our business other than to alleviate ongoing litigation costs.”

The settled actions include:

TRIA Beauty, Inc. v. Radiancy, Inc. Case No. CV-10-5030 (RS) (NJV) United States District Court for the Northern District of California; and

Radiancy, Inc. v. TRIA Beauty, Inc. Index No. 650025/2011 Supreme Court of the State of New York.

About PhotoMedex

PhotoMedex is a global skin health company providing integrated disease management and aesthetic solutions to dermatologists, professional aestheticians and consumers. The company provides proprietary products and services that address skin diseases and conditions including psoriasis, vitiligo, acne, actinic keratosis (a precursor to certain types of skin cancer) and photo damage. Its experience in the physician market provides the platform to expand its skin health solutions to spa markets, as well as traditional retail, online and infomercial outlets for home-use products. As a result of its December 2011 merger with Radiancy Inc., PhotoMedex has added a range of home-use devices under the no!no!™ brand, for various indications including hair removal, acne treatment and skin rejuvenation. The company also offers a professional product line for acne clearance, skin tightening, psoriasis care and hair removal sold to physician clinics and spas.

About Radiancy

Founded in 1998, Radiancy Inc. is a leading developer, manufacturer and seller of home-use and professional aesthetic and dermatological devices.  The company sells a range of home-use devices under its proprietary brand, no!no!™, for various indications including hair removal, acne treatment and skin rejuvenation. The company also offers a professional product line which addresses acne clearance, skin tightening, psoriasis care and hair removal sold to physician clinics and spas.

Radiancy’s products are supported by two core proprietary technologies known as LHE™ (Light Heat Technology) and Thermicon™.  The company’s LHE™ technology is superior in cost performance, efficacy and ease of application to both laser and intense pulse light (IPL) technologies. LHE™ combines the use of direct heat and a wide-spectrum light source and allows very large treatment spot sizes with less discomfort without the requirement of skin cooling.

LHE™ technology is incorporated in Radiancy’s FDA cleared professional devices as well as its consumer products.

For more information visit www.radiancy.com and www.my-no-no.com.

Safe Harbor

Investors are cautioned that statements in this press release constitute forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed in PhotoMedex’s periodic reports, including its Annual Report on Form 10-K for the year ended December 31, 2011, available on the SEC’s web site at www.sec.gov.